Prospectus Supplement No. 1
Filed Pursuant to
Rule 424(b)(3) and (c)
File No. 333-130045
eBay Inc.
17,551,074 Shares
Common Stock
     This prospectus supplement supplements the prospectus contained in the Registration Statement, dated December 1, 2005 and amended December 22, 2005, relating to the offering and sale by selling stockholders of up to 17,551,074 shares of our common stock. This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. The term selling stockholders as used in the prospectus shall be deemed to include the selling stockholders identified in the table below. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
     The shares of common stock offered under the prospectus and this prospectus supplement by the selling stockholders were issued pursuant to a Sale and Purchase Agreement, dated as of September 11, 2005, by and among eBay, Skype Technologies S.A., or Skype, and the shareholders of Skype. We are not selling any securities under the prospectus or its supplements and will not receive any of the proceeds from the sale of shares by the selling stockholders.
     Investing in our common stock involves risks and uncertainties. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 2 of the prospectus and under similar headings in each document that is incorporated in the prospectus by reference.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 28, 2006.

     The table appearing on pages 29-32 of the prospectus under the caption “Selling Stockholders” is supplemented and amended to include the following stockholders:

	Shares of Common			Shares of Common
	Stock Beneficially		Number of	Stock Beneficially
	Owned Prior to the		Shares	Owned After
	Offering		Being	Offering
Security Holders	Shares	Percent	Offered	Shares	Percent
Khaled Al-Khaled	612	*	612	0	—
Wael As Al-Khaled	612	*	612	0	—
Behbehani Finance Company (1)	12,257	*	12,257	0	—
Ken Costa	1,225	*	1,225	0	—
Courtnay Investments Inc. (2)	612	*	612	0	—
AC Gage	980	*	980	0	—
Tim Henman	612	*	612	0	—
Alexandra Jelly	2,451	*	2,451	0	—
Bruce Jelly	2,451	*	2,451	0	—
Bruce Jelly 1997 ACC & Main Sett	2,451	*	2,451	0	—
Deborah Jelly	2,451	*	2,451	0	—
Hazel Catherine Phillips	2,451	*	2,451	0	—
Superhigh Resources Ltd (3)	2,819	*	2,819	0	—

Subtotal	31,984	*	31,984	0	—

*	Represents beneficial ownership of less than 1% of the outstanding stock.

(1)	Morad Yousuf Behbehani, Ali Morad Behbehani and Hussein Morad Behbehani have shared voting and investment control over such shares. The business address for the selling stockholder is P.O. Box 4009, 13041, Safat, Kuwait.

(2)	Badr Al-Sayer has sole voting and investment control over such shares. The business address for the selling stockholder is P.O. Box 889, 13009, Safat, Kuwait.

(3)	Ghassan Al-Ibrahim and Saleh Al-Ibrahim have shared voting and investment control over such shares. The business address for the selling stockholder is P.O. Box 27114, 13132, Safat, Kuwait.